The Aluminum Value Chain
The Aluminum Value Chain
Unlocking Aluminum’s value and building a sustainable future
Unlocking Aluminum’s value and building a sustainable future
Bernt Reitan
Executive Vice President, Alcoa
President, Alcoa Primary Products
CRU’s 12
th
World Aluminium
Conference
Bahrain
13-16 May 2007
Filed by Alcoa Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
Registration Statement:
333-142669
Subject Company: Alcan Inc.
Commission File No.:
001-03677

CRU’s 12
th
World Aluminium Conference -- 2007
Forward-Looking Statements
Certain statements and assumptions in this communication contain or are based on "forward-looking“ information and involve risks and uncertainties.
Forward-looking statements may be identified by their use of words like "anticipates," "believes," "estimates," "expects," "hopes," "targets," "should,"
"will," "will likely result," "forecast," "outlook," "projects" or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings.  Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa's control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa's ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions;
interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa's and Alcan's development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa's and Alcan's development projects on reasonable terms; Alcoa's and Alcan's respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa's and Alcan's ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa's and Alcan's costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa‘s and Alcan's development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa's and Alcan's ongoing relations with their respective employees and with their respective business partners and joint venturers.

CRU’s 12
th
World Aluminium Conference -- 2007
Forward-Looking Statements
Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:
•Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;
•Alcoa's operations consume, and the combined company's operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;
•The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;
•Union disputes and other employee relations issues could adversely affect Alcoa's and/or the combined company's financial results;
•Alcoa and/or the combined company may not be able to successfully implement its growth strategy;
•Alcoa's operations are, and the combined company's operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;
•Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;
•Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for
Alcoa products that are highly competitive;
•Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;
•Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;
•Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;
•Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;
•Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;
•Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and
•Unexpected events may increase Alcoa's and/or the combined company's cost of doing business or disrupt Alcoa's and/or the combined company's operations.
See also the risk factors disclosed in Alcoa's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-
looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

CRU’s 12
th
World Aluminium Conference -- 2007
Additional information
WHERE TO FIND ADDITIONAL INFORMATION
• In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission
(the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”).  This communication is not a substitute for the
Prospectus, the Registration Statement and the Schedule TO.  ALCAN SHAREHOLDERS
AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL
OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO
ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH
CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN
AND THE OFFER.  Materials filed with SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities ("CSRA") are available electronically without charge at www.sedar.com.
Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674.  In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the
Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885
(English) or (888) 405-1217 (French).  While the Offer is being made to all holders of Alcan
Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

The Aluminum Value Chain Unlocking Unlocking Aluminum’s value and Aluminum’s value and building a sustainable building a sustainable future future

Alcoa at a glance Alcoa on the leading edge Megatrends that drive our business Unlocking aluminum’s value Industry landscape Agenda

CRU’s 12
th
World Aluminium Conference -- 2007
Alcoa at a glance
• Leading aluminum products company
– Primary aluminum and alumina
– Flat-rolled aluminum and hard-alloy extrusions
• Active in all major segments of the industry:
– Technology – Smelting
– Mining – Fabricating
– Refining – Recycling
Products serving the aerospace, automotive, commercial
transportation, packaging, building and construction, and
industrial markets.

CRU’s 12
th
World Aluminium Conference -- 2007
Financial performance - 2006
9%
20%
27%
14%
18%
11%
Engineered
Solutions
Alumina
Primary Metals
Flat Rolled
Extruded & End
Packaging &
Consumer
2006 3
rd
Party Revenue by Segment
2006 ATOI by Segment
30%
50%
7%
2%
9%
3%
Engineered
Solutions
Alumina
Flat Rolled
Primary Metals
Packaging &
Consumer
Extruded & End
$30.4 Billion - highest revenue and income in
Alcoa history

North America
Europe
CIS
Asia
Africa
South America
Australia
Location Categories
Bauxite, Alumina and Chemicals
Primary Aluminum
Fabricated Aluminum Products
Packaging and Consumer Products
Castings and Related Products
Related Products
Technical Center
Corporate Center

9 CRU’s 12 th World Aluminium Conference -- 2007 44 Countries 123,000 Employees 2006 Sales by Geography Pacific ROW 57% 13% Europe 24% 6% U.S. Global organization

CRU’s 12
th
World Aluminium Conference -- 2007
Alcoa Primary Operations
Refinery
Smelter
Stand-alone bauxite mine
Refinery
Smelter
Stand-alone bauxite mine
North America:
Smelting   2.8M tonnes
Refining    2.3M tonnes
Latin America:
Smelting   0.3M tonnes
Refining    2.6M tonnes
Europe:
Smelting   0.6M tonnes
Refining    1.3M tonnes
Australia:
Smelting   0.4M tonnes
Refining    7.8M tonnes
Refinery
Smelter
Stand-alone bauxite mine
Refinery
Smelter
Stand-alone bauxite mine
North America:
Smelting   2.8M tonnes
Refining    2.3M tonnes
Latin America:
Smelting   0.3M tonnes
Refining    2.6M tonnes
Europe:
Smelting   0.6M tonnes
Refining    1.3M tonnes
Australia:
Smelting   0.4M tonnes
Refining    7.8M tonnes
Iceland
Smelting 0.3M tonnes
Key Facts (2006)
• 25 Smelters on 5
continents
• 9 refineries on 4
continents
• 3.6 mmt Aluminum
Production -- 11% of
world output
• 15.1 mmt Alumina
production – 23% of
world output
• $8.9 billion in 3
rd
Party
Revenue
• $15 billion total Revenue
incl intercompany sales
to down-streams

11 CRU’s 12 th World Aluminium Conference -- 2007 A values-driven company • Integrity • Environment, Health and Safety • Customer • Excellence • People • Profitability • Accountability

Living the Living the Values Values

Meet the needs of current and future generations through efficient resource use
Respect and Protect People: Communities
Economic Benefit
Safe and Sustainable Products
Respect and Protect People: Employees
Accountability and Governance

ALCOA

13 CRU’s 12 th World Aluminium Conference -- 2007 Committed to sustainability 2020 Strategic framework

CRU’s 12
th
World Aluminium Conference -- 2007
Sustainability goals
• From base year 2000:
– 60% reduction sulfur dioxide by 2010
– 50% reduction volatile organic compounds by 2008
– 30% reduction nitrogen oxides by 2007
– 80% reduction mercury emissions by 2008
– 50% reduction landfill waste by 2007
– Reduce energy intensity 10% by 2010
– 60% reduction in process water use and discharge by 2009
• From base year 1990:
– 25% reduction in greenhouse gas emissions by 2010.

CRU’s 12
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World Aluminium Conference -- 2007
Land stewardship
• Reclamation
• Conservation/biodiversity
• Management
Alcoa-sponsored
environmental parks,
Brazil
Award-winning forest
restoration, Australia
Great Smoky Mountains
conservation agreement,
USA

CRU’s 12
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World Aluminium Conference -- 2007
Safety leader
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
U.S Industry Average
Alcoa
• Alcoa facilities worldwide are 20 times safer than U.S average
• More than 82% of Alcoa facilities had zero lost workdays in 2006
Lost workdays

Alcoa
Volunteers
Corio Bay Senior College, Corio, Geelong

ALCOA

CRU’s 12
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World Aluminium Conference -- 2007
Community support
Commitment to Communities - 2006
• Alcoa and Alcoa Foundation
investments totaled $42.3 million
• More than 500,000 volunteer work
hours, equivalent of 55 years of
work
• Launched $8.6 million Conservation
and Sustainability Fellowship
research program
Employee volunteers in Australia

USCAP
United States
Climate Action
Partnership

ALCOA

CRU’s 12
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World Aluminium Conference -- 2007
United States Climate Action
Partnership
• Alcoa a founding member
• 10 US Corporations and 4 NGOs
• Slow, stop and reverse climate change
• A call for action to the US Government
• Founding principles
– Account for the global dimensions of climate change
– Recognize the importance of technology
– Be environmentally effective
– Create economic opportunity and advantage
– Be fair to sectors disproportionately impacted
– Recognize and encourage early action
• “I am convinced that we can build a global plan of action
on climate change in ways that create more economic
opportunities than risks.”
Alain Belda
NGO Members
• Environmental Defense
• Natural Resources Defense
Council
• Pew Center on Global
Climate Change
• World Resources Institute
Industry Members
• Alcoa
• BP America
• Caterpillar
• Duke Energy
• DuPont
• General Electric
• PG&E
• PNM Resources

2007 RESULTS
Global 100
Most Sustainable Corporations in the World

FORTUNE®
AMERICA'S MOST ADMIRED COMPANIES 2006

Dow Jones Sustainability Indexes
Member 2006/07

ALCOA

CRU’s 12
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World Aluminium Conference -- 2007
Recognition
• Member Dow Jones Sustainability Indexes
• Most Sustainable Corporation / World
Economic Forum in Davos
• Top Green Company by BusinessWeek
magazine and the Climate Group for GHG
reductions
• $8.6 million Conservation & Sustainability
Research Fellows Program
• Named by CERES as a leader in climate
change and governance
• UNEP Global 500 Role of Honour
• World Environment Center Gold Medal

Creating value: Creating value: Alcoa at the leading Alcoa at the leading edge of sustainable edge of sustainable production production

CRU’s 12
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World Aluminium Conference -- 2007
Sustainable aluminum production
• Recycled content
• Sustainable energy sources
• Energy conservation
• GHG control achievements
• Smelting Technology
– Anode effect management
– Breakthrough smelting
technologies
• GHG Neutral by 2020

CRU’s 12
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World Aluminium Conference -- 2007
Leader in recycled content
Scrap recycling center, Hungary
30% growth in recycled content  -- 2004-2006
0
200
400
600
800
1000
2004 2005 2006
Currently Alcoa uses nearly 1 million
mt/year of recycled aluminum – 25%
of primary production
mt

CRU’s 12
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World Aluminium Conference -- 2007
Anode effect management
• Operational excellence in
smelting process
• Consistent, stable reaction
• 26% reduction in CO
2
emissions 5 years ahead of
target
• 75% reduction in PFC
emissions since 1990
• Concurrent energy savings
• Best practices shared across
the Alcoa system

Percent Reduction from 1990
1990
2000
2001
2002
2003
2004
2005
2006

ALCOA

CRU’s 12
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World Aluminium Conference -- 2007
Progress - greenhouse gas
reductions
(Direct GHG Emissions from Managed Facilities)
0%
5%
10%
15%
20%
25%
30%
Alcoa primary aluminum
production nearly doubled from
1.9 mmt/y to 3.6 mmt/y during
this period.

CRU’s 12
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World Aluminium Conference -- 2007
Leader in sustainable energy
• More than a century of hydropower
expertise
– new technology improving yield of
existing projects – LIHI certification
• Cogeneration at Wagerup and Pinjarra
• Biofuels for plant equipment
• Green Power – renewable energy
contracts
• Geothermal
– Under consideration for proposed
second smelter in  Iceland
Calderwood dam, Tennessee
Pinjarra cogeneration plant

CRU’s 12
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World Aluminium Conference -- 2007
Cogeneration in Australia
• Pinjarra and Wagerup refineries, Western Australia
• First of four 140 MW plants completed in 06 at Pinjarra
• Potential 1.6 million tons/year GHG savings for both
plants
• 240 tonnes/hour of steam for refineries, electricity for
municipal grid
• Energy efficiency is 75% compared to 30-35% for
coal-fired generation; 50% for gas turbine
• Electricity greenhouse gas saved: 450,000 tons/year
• Steam greenhouse gas saved: 135,000 tons/year
• Alcoa is Australia’s largest cogeneration customer

DEPARTMENT OF ENERGY
UNITED STATES OF AMERICA

ALCOA

CRU’s 12
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World Aluminium Conference -- 2007
Energy conservation
• US DOE energy reduction program
• Nitrogen oxide emissions reduced by 770 mtpy
• Sulphur Dioxide emissions reduced by 1600 mtpy
• Carbon Dioxide emission reduced by 420,000 mtpy
• Operating costs cut by $15 million
• Best practices shared worldwide

CRU’s 12
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World Aluminium Conference -- 2007
Carbon capture
• Waste CO
2
from neighboring
facility used to reduce alkalinity of
bauxite residue
• Captures 70,000 tonnes/year of
CO
2
• Potential 300,000 tonnes/year in
Australia
• Researching technology for
extracting CO
2
from Alcoa’s flue
gases
Carbon capture plant, Kwinana, Western Australia

CRU’s 12
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World Aluminium Conference -- 2007
Breakthrough smelting
technologies
Post-Carbon technology
• Possible next-generation
process
• Replaces most CO
2
emissions
with O
2
emissions
• Reduces operating costs
• Eliminates all sulfur and carbon
emissions from anodes
Carbothermic process
• Electrolysis-free process
• Significant reduction in energy
Alcoa Technical Center

CRU’s 12
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World Aluminium Conference -- 2007
Sustainable growth in Iceland
Alcoa Fjardaal
• 344,000 mtpy capacity
• First metal April 2007
• Compliant with
Iceland’s stringent
environmental
requirements
North Iceland
• Possible second
smelter site in Bakki
• Phase 2 feasibility
study
• Geothermal power
under consideration
First shipment of alumina, Alcoa Fjardaal, Iceland – 28 March 2007

31 CRU’s 12 th World Aluminium Conference -- 2007 Fjardaal on line – April 07 Bath transfer

Australia
USA
Germany
Denmark
Finland
South Africa
UK
Japan
Italy
New Zealand
Sweden
France
China
Norway
Iceland

CRU’s 12
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World Aluminium Conference -- 2007
0
1
2
3
4
5
6
7
Iceland: a leader in
sustainable power
Hydro
Geothermal
Estimated per capita CO
2
emissions from electricity
production in selected countries
Source: Orkuveita Reykjavikur

Megatrends Megatrends that drive our that drive our business business • Global urbanization • Climate change

CRU’s 12
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World Aluminium Conference -- 2007
• Rapid growth of cities presents significant opportunities for physical infrastructure utilizing products that we currently make
• New opportunities in areas like rail cars, lightweight bridge decks, non corrosive signage, portable power sources, integrated B&C solutions
1
2
3
4
• Lightweight a key enabler of rapid migration – fast ferries, transport planes, containers, payload increases of trucks
• Lead the development of  technologies and solutions for
security products (e.g. lightweight armor, blast proof containers)
• Flexible solar energy panels using aluminum substrates as integrated building and construction products
• Enhance grid efficiencies by supplying co-extruded, high conductivity
Al-Cu wire
• Promote the use of aluminum in multi-fuel vehicles
• Increased  aluminum content in thermal management
solutions driven by miniaturization
Demographics
Globalization
Natural Resources
& Environment
Science and
Technology Advances
Global Megatrends present
opportunities for Alcoa

CRU’s 12
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World Aluminium Conference -- 2007
Building for the future
Aluminum consumption
World Aluminum Consumption (MT)
2005: 32M
2020E: 60.6M
+0.4
+1.1
+0.9
+0.5
+7.1
+0.5 Latin America
+4.1 Western Europe
+2.4 E. Europe, CIS & Other
+4.4 North America
+17.2 Asia
Source:  CRU; McKinsey & Co
1998: 22M
7.2
6.7
1.7
5.6
0.8
14.3
7.2
2.6
6.7
1.2
31.5
11.6
5.0
10.8
1.7

CRU’s 12
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World Aluminium Conference -- 2007
Climate change
• A Megatrend and a global issue
– The global dialog has moved
from debate to action
– Global consumption growth is
raising the stakes
– Aluminum has tremendous
value in addressing the
challenge
– Aluminum is part of the
solution to climate change

SCIENCE, POLITICS &
GLOBAL CLIMATE CHANGE

USCAP
United States Climate Action Partnership

The Earth Institute
AT COLUMBIA UNIVERSITY

ASEM 6
Ten years of ASEM

ALCOA

CRU’s 12
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World Aluminium Conference -- 2007
Climate change: beyond debate
• 10 years ago, UN’s Kyoto Protocol moved the issue
to the global stage. It’s currently endorsed by 169
governments
• In the US, industries and NGOs are working together
to provide proactive and effective voluntary
strategies
– US Climate Action Partnership
• Alcoa founding member
– Global Roundtable on Climate Change – Columbia
University
• EU’s new 2020 Energy Policy will reduce CO2
emissions by 20% by 2020
• Last year’s ASEM 6 Summit pledged
Asian/European collaboration on addressing climate
change
• In Australia, Kyoto and climate change are a key
factor in the upcoming election
Alcoa began
addressing climate
change in the late
90s

Aluminum: part Aluminum: part of solution to of solution to climate change climate change • Recyclabity • Lasting value • Automotive lightweighting • Aerospace growth • Greenhouse gas neutral

CRU’s 12
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Part of the solution: Recycling
• One of the most recyclable, reusable
materials on earth
• Less than 1% melt loss
• Saves 95% of mine-to-ingot energy of
primary production
• Saves 95% of mine-to-ingot GHG
emissions

CRU’s 12
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World Aluminium Conference -- 2007
Part of the solution: Lasting value
• 73% of all aluminum ever
produced is still in use today
• Since 1888, about 800
million tonnes of aluminium
have been produced.
• About 580 million tonnes of
this amount is still in
productive use.
• Recycling the metal
currently stored in use
would equal 15 years’
primary aluminium output.
580
800
Global Metal Pool (Inventory) (tonnes)
Total Metal Produced (tonnes)
Source: IAI

CRU’s 12
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World Aluminium Conference -- 2007
Part of the solution:
Aluminum lifecycle
Source: IAI
Total Products
Stored in Use
Since 1888
586.0
Finished
Products
40.4
Oxidized in
Applications
0.8
Fabricated and
Finished
Products
67.4
Traded
New
Scrap 8.6
Traded
New
Scrap 1.4
Ingots 68.8
Metal Losses 1.4 Not Recycled in 2006 3.5 Under Investigation 3.7
Old
Scrap
7.8
Primary
Aluminium used
34.0
Remelted / Recycled
34.8
Net Addition 2006
24.4
Fabricator
Scrap
18.4
Internal
Values in million of metric tons

Vehicle Greenhouse Gas Emissions (GHG)
Increased Use of Aluminum has Avoided More Than a Billion Metric Tons of GHG Emissions Since 1990
Millions Of Tons Of CO2 Saved Over Vehicle Life
GHG Emissions Savings
140
120
100
80
60
40
20
0
62
95
126
1990
2000
2006

ALCOA

CRU’s 12
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World Aluminium Conference -- 2007
Part of the solution:
Automotive lightweighting
• Aluminum is the most sustainable
automotive material in the world
• Aluminum is infinitely recyclable.
• 95% of the aluminum from a
scrapped vehicle is recycled at the
end of the vehicle’s useful life
• The amount of aluminum used in
automobiles has doubled over the
last decade
Audi spaceframe
Source: IAI

CRU’s 12
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World Aluminium Conference -- 2007
Part of the solution:
Automotive lightweighting
• Aluminum use in transportation
saves 250 million tons of CO
2
emissions per year
• Using aluminum to replace
steel saves 22.9 kg of CO
2
per
kg of aluminum
• Aluminum adds performance,
safety and style without adding
weight
Body and chassis
for GM/Chevrolet
Sequel hydrogen-
powered vehicle

Regional jets
Single-aisle
Twin-aisle
747 and larger
16,800 airplanes
6%
15%
18%
61%
35,300 airplanes
4%
16%
22%
58%
18,500 Growth Airplanes
7,200 Replacements
9,600 Retained Fleet
2004
2024

Source: Boeing 2005 Current Market Outlook

CRU’s 12
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World Aluminium Conference -- 2007
Part of the solution: Aerospace
• The world fleet
will more than
double in the
next two
decades
• Alcoa is the
leading supplier
and innovator in
aerospace

CRU’s 12
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World Aluminium Conference -- 2007
Part of the solution:
Growth in all areas
• Next-generation aircraft will have
significant high-value aluminum
content
– A380: 1000 tonnes of plate
– Boeing 787: composite design
uses advanced, high-value
aluminum alloys
• Current generation will continue
to use aluminum through 2015
– 737, 777, A320, A330, A340
• Growth in new aircraft categories
(VLJ/Very Light Jets) will be
strong
Boeing 747-8
Eclipse 500 4-passenger jet
Airbus A380

CRU’s 12
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World Aluminium Conference -- 2007
Part of the solution:
Aerospace value drivers
• Historic durability, inspectability
• Alloy and product form flexibility
• Aluminum’s weight/strength ratio
creates new opportunities for
sustainability:
– Reducing engine noise
– Reducing emissions
– Reducing fuel consumption
GE
NX
engine
- 787
Forged bulkhead – Joint
Strike Fighter
Fuselage – Airbus A380

CRU’s 12
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World Aluminium Conference -- 2007
Part of the solution:
Adding value to everything that moves
• Aluminum lightweighting saves
energy and emissions in
automotive, truck, rail, aerospace
and other applications
• Emissions saved by aluminum
lightweighting can offset the
climate impact of aluminum
manufacturing
• Aluminum can be a greenhouse-
neutral material in the foreseeable
future

450
400
350
300
250
200
Mt CO2e
GHG Emissions
Transport Savings
2000
2005
2010
2015
2020

Potential emission savings from transport growing faster than emissions from aluminum production

ALCOA

CRU’s 12
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World Aluminium Conference -- 2007
Part of the solution:
GHG neutral by 2020
• Growing aluminum
lightweighting in road
and rail vehicles
• Production and
energy improvements
• Recycling
• Aluminum’s value in
reducing greenhouse
gases can offset
emissions from
production

Alcoa and Alcan:
Alcoa and Alcan:
Response to an
Response to an
evolving industry
evolving industry
landscape
landscape
• Creating an industry
leader
• Evolving competitive
landscape and the need
for scale
• Combined strengths

CRU’s 12
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World Aluminium Conference -- 2007
Creating an industry leader
Bauxite & Refining
Access to
World-Class
Reserves
2
nd
Quartile
on Cost
Curve
Capacity:
21.5 MMT
Energy
Self
Generation:
34%
Long Term
Contracts:
54%
Smelting
Global Rank:
#1
2
nd
Quartile
on Cost
Curve
Capacity:
7.8 MMT
End Markets
Renewable
Hydro:
54%
Building &
Construction
Packaging
Commercial
Transportation
Automotive
Aerospace
Global Rank:
#1

CRU’s 12
th
World Aluminium Conference -- 2007
Evolving competitive landscape
Access to quality
bauxite and
alumina
•
Aluminum consumption
projected to double over 15
years
•
Emerging global competitors
in Russia, China, India and the
Middle East
•
Scale required to maintain
competitiveness
•
Evolving end markets
demanding product innovation
Industry Fundamentals
Access to long-term,
low cost energy
Innovation through
world-class
technology and
R&D
Proven commitment
to sustainability
Keys to Success
Alcoa / Alcan well positioned to compete with large global peers and deliver profitable growth

Enterprise Value (US$ in billions)
BHP Billiton
CVRD
Anglo American
Rio Tinto
Alcoa / Alcan
Xstrata
Shenhua Coal
Freeport
Alcoa
Anglo Platinum
Norilsk Nickel
UC Rusal (1)
Alcan
Barrick
Chalco
Southern Copper

Industry landscape demands
large scale
Source: Factset and public filings. Market data as of May 4, 2007.
Note: Alcoa / Alcan represents the combined enterprise value pro forma for shares and new debt issued for transaction.
(1) United Company Rusal. Enterprise value estimate per Wall Street research.
$155
$121
$93
$91
$66
$55
$41 $41 $41
$38
$30
$29
$28
$27
$25
$74
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
Top 15 Metals & Mining Companies
Combination creates the 5
th
largest metals
& mining company in the world

South America
6.5%
CIS/E. Europe
5.1%
BHP Billiton
5.6%
India
3.2%
Alcan
8.3%
Alcoa
19.8%
Transforming alumina
landscape
Alcoa
23.2%
Reynolds
5.7%
Pechiney
3.5%
India
2.8%
E. Europe
3.9%
South America
5.8%
Alcan
9.8%
Alusuisse
2.3%
Billiton
3.4%
Inespal
2.1%
1998 2006
Total Market: 53 MMT Total Market: 79 MMT
Source: CRU Note: Percentages may not add to 100%
Significant Growth in the East
Alumina Capacity
Rusal
13.2%
Chalco
12.1%
Other China
9.8%
Hydro 2%
RTZ Comalco 4%
Other W. World 10%
China
6.8%
CIS
10.8%
Hydro 1%
VAW 1%
Comalco 3%
Other W. World 15%

Alcan
9.4%
Alcoa
10.9%
Middle East
4.2%
BHP Billiton
3.5%
India
2.1%
CIS/E. Europe
2.8%
South America
3.9%
Transforming aluminum
landscape
Rusal
10.3%
Chalco
9.2%
Other China
21.0%
Alcoa
8.9%
Pechiney
3.3%
Reynolds
4.5%
E. Europe
1.9%
Middle East
3.6%
Alcan
6.7%
Alusuisse
1.1%
Billiton
4.2%
Inespal
1.4%
Alumax
2.8%
1998
2006
Significant Growth in the East
Aluminum Capacity
Total Market: 25 MMT
Total Market: 39 MMT
Source: CRU Note: Percentages may not add to 100%
Hydro 3%
VAW 2%
Comalco 3%
Other W. World 29%
Hydro 4%
RTZ Comalco 2%
Other W. World 16%
China
10.4%
CIS
14.9%

CRU’s 12
th
World Aluminium Conference -- 2007
Access to quality bauxite &
alumina
Alcoa
Alcan
Shared
Alcoa
Alcan
Shared
Total Potential
Bauxite
Alumina
12 mines and 13 refineries on 6 continents
Note:  Includes ownership in JVs

Alcoa/Alcan
China
Alcoa
UC Rusal
Alcan
BHP
Rio
CVRD

CRU’s 12
th
World Aluminium Conference -- 2007
World class bauxite and
alumina franchise
9,564
2,269
2,930
4,448
5,907
10,443
15,617
21,524
6,926
16,490
0
5,000
10,000
15,000
20,000
25,000
Alumina Refinery Cash Costs ($/MT)
0
50
100
150
200
250
300
350
400
450
0 10,000 20,000 30,000 40,000 50,000 60,000 70,000
Worldwide Production - 000 MT
2006 Cost Curve
Alcan Average
Alcoa Average
66
th
Percentile
38
th
Percentile
Bauxite & Alumina
2006 ($Millions)
2006 Refining Capacity (kMT)
Chalco Other China
Source:  CRU full operating cost, Alcoa analysis; Company filings
Global supplier with premier facilities
Low cost production base - majority of
production in bottom half of cost curve
Best in class operational expertise and
technology
Investing in high return growth projects
Combined
Total Revenue 4,929 3,845 8,774
EBITDA 1,670 609 2,279

57 CRU’s 12 th World Aluminium Conference -- 2007 Attractive smelter portfolio Alcoa Alcan Shared 46 smelters on 6 continents Note: Includes ownership in JVs

China
Alcoa/Alcan
Alcoa
UC Rusal
Alcan
Hydro
BHP
Alba
Rio
Dubai

CRU’s 12
th
World Aluminium Conference -- 2007
Attractive smelter portfolio
7,788
855
1,364
1,683
3,418
3,985
4,370
3,534
853
771
8,096
11,630
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Primary Metals
Aluminum Smelter Cash Costs ($/MT)
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
0 5,000 10,000 15,000 20,000 25,000 30,000
Worldwide Production - 000 MT
2006 Cost Curve
Alcan Average
Alcoa Average
34
th
Percentile
51
st
Percentile
2006 Smelting Capacity (kMT)
Chalco Other China
2006 ($Millions)
Global supplier with premier facilities
Low cost production base
Best in class operational expertise and
technology
88% of power requirement self-generated
or under long-term contracts
Investing in high return growth projects
Source:  CRU full operating cost, Alcoa analysis; Company filings
Combined
Total Revenue 12,379 11,147 23,526
EBITDA 2,881 2,962 5,843

Alcoa aspires to be the best company in the world.